Filed Pursuant to Rule 424(b)(3)
Registration No. 333-106889

PROSPECTUS SUPPLEMENT DATED MARCH 24, 2004
(To Prospectus filed on November 21, 2003)

JUNIPER NETWORKS, INC.

$400,000,000

Zero Coupon Convertible Subordinated Notes due June 15, 2008 and
19,860,973 Shares of Common Stock Issuable Upon Conversion of the Notes

     This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

     The table captioned “Selling Security Holders” commencing on page 29 of the Prospectus is hereby amended to reflect the following additions and changes.

	Principal Amount at
	Maturity of Notes	Percentage of	Number of Shares of	Percentage of
	Beneficially Owned	Notes	Common Stock That	Common Stock
Name	That May Be Sold	Outstanding(1)	May Be Sold(2)	Outstanding(3)
DBAG London(4)(22)	24,395,000	6.10%	1,211,271	*
UBS Securities LLC(23)	13,095,000	3.27%	650,199	*
Quattro Fund Ltd.	6,000,000	1.50%	297,915	*
Zurich Institutional Benchmark Management c/o Quattro Fund	1,500,000	*	74,479	*
Descartes Partners LP(24)	500,000	*	24,826	*

*	Less than 1%

(1)	Based on $400,000,000 principal amount of notes outstanding.

(2)	Assumes conversion of all of the holder’s notes at a conversion price of approximately $20.14 per share of common stock. However, this conversion price will be subject to adjustment as described under the section entitled “Description of the Notes-Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 387,916,534 shares of common stock outstanding as of September 30, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(4)	Affiliate of a broker-dealer, based upon information provided to the Company by such selling securityholder.

(22)	Dan Azzi has investment control over the securities beneficially owned by this securityholder.

(23)	Broker-dealer, based upon information provided to the Company by such selling securityholder. Cristy Baker, Eric Yuan and Keith Ackerman have investment control over the securities beneficially owned by this securityholder.

(24)	Deepak Gulrajani has investment control over the securities beneficially owned by this securityholder.